Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on Change of Legal Representative

The first extraordinary general meeting of shareholders for the year 2022 (the “Meeting”) of China Life Insurance Company Limited (the “Company”) was held on April 27, 2022. At the Meeting, Mr. Bai Tao was elected as the Executive Director of the seventh session of the board of directors (the “Board”) of the Company, and at the eleventh meeting of the seventh session of the Board held on the same day, Mr. Bai Tao was elected as the Chairman of the Board. On May 31, 2022, the China Banking and Insurance Regulatory Commission approved the qualification of Mr. Bai Tao as the Chairman of the Company. For detailed information, please refer to the announcements filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on April 28, 2022 and June 3, 2022 respectively.

Pursuant to the Articles of Association of the Company, the Chairman of the Company shall be the legal representative of the Company. The Company has recently completed the registration procedures of the change of legal representative with the Administration of Industry and Commerce. Mr. Bai Tao is now the legal representative of the Company. All the other registration matters of the business license of the Company remains the same except for the above mentioned matter.

Board of Directors of China Life Insurance Company Limited

June 14, 2022

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